CHINA ECAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2022

CHINA ECAPITAL PARTNERS, LLC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8- 68238

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: China eCapital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

144 Masterpiece
(No. and Street)

Irvine	California	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Thornton	(626) 356-0200	steve@thorntonandassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Steven L. Thornton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of China eCapital Partners, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: Chief Compliance Officer

See Loose Certificate Attachment

____

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 19th day of January,

2023 by Steven L. Thornton,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

Candace Parra
Notary Public - California
Los Angeles County
Commission # 2411255
My Comm. Expires July 22, 2026

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Reports
(Title or description of attached document)

Form X-17A-5 Part III
(Title or description of attached document continued)

Number of Pages ____ Document Date ________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of China eCapital Partners, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of China eCapital Partners, LLC as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of China eCapital Partners, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of China eCapital Partners, LLC's management. My responsibility is to express an opinion on China eCapital Partners, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to China eCapital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the China eCapital Partners, LLC's financial statements. The Supplemental Information is the responsibility of the China eCapital Partners, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as China eCapital Partners, LLC's auditor since 2010.
Tarzana, California
January 19, 2023

CHINA ECAPITAL PARTNERS, LLC

Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	1,063,566
Due from related party		340,824
Fixed assets, net of accumulated depreciation of $138,512		-
Other Assets		18,998
Total assets	$	1,423,388

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable	$	14,327
Accrued expenses		2,308
Security deposit from subtenant		19,918
Total liabilities		36,553

MEMBERS' EQUITY:

Members' equity		1,386,835
Total members' equity		1,386,835
Total liabilities and members' equity	$	1,423,388

The accompanying notes are an integral part of these financial statements

CHINA ECAPITAL PARTNERS, LLC

Statement of Operations
For the year ended December 31, 2022

REVENUES:	
Other income	$4,670
Total income	$4,670
EXPENSES:	
Business development	6,328
Insurance	32,130
Office expense	48,851
Professional fees	89,849
Rent	104,945
Salaries and wages	626,573
Travel and entertainment	3,205
Other general and administrative expenses	52,764
Total expenses	964,645
LOSS BEFORE INCOME TAXES	(959,975)
INCOME TAX PROVISION (Note 3)	
Income tax expense	800
NET LOSS	$ (960,775)

CHINA ECAPITAL PARTNERS, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2022

		Total Members' Equity
Beginning balance January 1, 2022	$	2,347,610
Capital contributions		
Capital withdrawals		
Net loss		(960,775)
Ending balance December 31, 2022	$	1,386,835

CHINA ECAPITAL PARTNERS, LLC

Statement of Cash Flows
For the year ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (960,775)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	4
(Increase) decrease in:	
Accounts receivable	249,020
Due from related party	573
Other assets	8,194
Increase (decrease) in:	
Accounts payable	(5,362)
Accrued expenses	(20,121)
Security deposit from subtenant	19,918
Total adjustments	252,226
Net cash used operating activities	(708,549)
Decrease in cash	
Cash-beginning of period	1,772,115
Cash-end of period	$ 1,063,566
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

China eCapital Partners, LLC, (the "Company"), was formed in March, 2017, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

One client accounted for all of the revenues during the year ended December 31, 2022 which was sublease income.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation, typically achieved upon successful closing(s) of a transaction.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Property and equipment are stated at cost. Purchases over $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or usefull ife are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of five (5) to forty (40) years by the straight-line method.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

The Company is subject to audit by the taxing authorities for years ending December 31, 2019, 2020, and 2021.

The management has reviewed the results of operations for the period of time from its year end December 31, 2022 through January 19, 2023 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31 2022.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

Computer hardware	$ 59,724
Furniture and equipment	78,788
	138,512
Less accumulated depreciation	(138,512)
Fixed assets, net	$ 0

For the year ended December 31, 2022, depreciation expense was $4.

Note 3: INCOME TAXES

At December 31, 2022 the Company is subject to a minimum franchise tax of $800.

Note 4: COMMITMENTS AND CONTINGENCIES

On December 31, 2022 the Company continued its operating lease covering its offices through December 31, 2023. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2023	$90,780

Rent expense for year ended December 31, 2022 was $ 99,196.

The Company adopted ASC Topic 842 standard on leases on January 1, 2018. The Company is not subject to this requirement inasmuch as it has less than one year remaining on its existing lease.

The Company did not have any litigation or other legal action that would require disclosure during year ended December 31, 2022.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022 the Company had net capital of $1,027,013, which was $1,022,013 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness $36,553 to net capital was 0.04 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 6: RELATED PARTY

At December 31, 2022 the Company was owed $340,824 by an affiliate for monies advanced on affiliate's behalf.

CHINA ECAPITAL PARTNERS, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2022

	Focus 12/31/22	Audit 12/31/22	Change
Members' equity, December 31, 2022	$ 1,386,835	$ 1,386,835	$ -
Subtract - Non allowable assets:			
Due from related party	340,824	340,824	$ -
Other assets	18,998	18,998	-
Tentative net capital	1,027,013	1,027,013	-
Haircuts	0	0	-
NET CAPITAL	1,027,013	1,027,013	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 1,022,013	$ 1,022,013	-
Aggregate indebtedness	36,553	36,553	-
Ratio of aggregate indebtedness to net capital	3.56%	3.56%	

There were no recorded differences between the audit and focus at December 31, 2022.

The accompanying notes are an integral part of these financial statements

CHINA ECAPITAL PARTNERS, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 (e) of the Securities and Exchange Commission
December 31, 2022

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Relase 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 (b) of the Securities and Exchange Commission
December 31, 2022

The Company has no possession or control obligations under SEC 15c3-3 (b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
China eCapital Partners, LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which China eCapital Partners, LLC, stated that China eCapital Partners, LLC's, business activities are limited to private placement of securities and mergers and acquisitions advisory services, and that it has not held customer funds or securities and that China eCapital Partners, LLC is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2022. China eCapital Partners, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022, without exception. China eCapital Partners, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about China eCapital Partners, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 19 2023

China eCapital Partners, LLC Exemption Report

We, as members of the management of (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2022. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to private placement of securities and mergers and acquisitions advisory services.

The Company has maintained compliance with the above throughout the year ended December 31, 2022, without exception.

China eCapital Partners, LLC

____

January 19, 2023